Filed by Dreyer's Grand Ice Cream, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                             Subject Company: New December, Inc.
                                              Commission File Number: 333-101052

On March 4, 2003, Dreyer's Grand Ice Cream, Inc. issued the following press release:

       DREYER'S AND NESTLE AGREE TO SELL ICE CREAM AND DISTRIBUTION ASSETS

(Oakland, CA, March 4, 2003) - Dreyer's Grand Ice Cream, Inc. (Dreyer's, NNM:
DRYR) announced today that Dreyer's and Nestle Ice Cream Company, LLC (NICC), a subsidiary of Nestle Holdings, Inc. (Nestle), have entered into an agreement with Integrated Brands, Inc., a subsidiary of CoolBrands International Inc. (TSX: COB.A) (CoolBrands), for the sale and purchase of certain ice cream and distribution assets, contingent upon the completion of the proposed transactions among Dreyer's, NICC and Nestle.

Under the asset purchase agreement signed yesterday, Dreyer's has agreed to sell to CoolBrands the Dreamery(R) and Whole Fruit(TM) Sorbet brands and, subject to the receipt of required third-party consents, to assign the license for the Godiva(R) ice cream brand. NICC has agreed to sell its frozen dessert distribution assets in certain metropolitan areas in the States of Washington, Oregon, Florida, California, Pennsylvania, New Jersey and Maryland and the District of Columbia. In addition, the parties have agreed to enter into a number of ancillary agreements relating to such assets.

Dreyer's and Nestle have entered into the transaction with CoolBrands to address concerns of the Federal Trade Commission (FTC) arising out of the transaction between Dreyer's and Nestle. The parties have commenced discussions with the FTC regarding the terms of the proposed sale to CoolBrands and will continue to work with the FTC to reach a mutually acceptable resolution in the event that the FTC has any continuing concerns which the proposed transaction does not address.

About CoolBrands
----------------

CoolBrands markets Eskimo Pie, branded frozen novelties and frozen dessert products. Eskimo Pie, created the frozen novelty industry in 1921 when its founder, Christian K. Nelson, invented the chocolate-coated ice cream bar. Today, more than 80 years later, Eskimo Pie(R) remains one of the best-known and most widely distributed of all frozen novelty brands. The Company also markets a broad range of frozen novelties and frozen dessert products under the Tropicana(R), Welch's(R), Weight Watchers(R) Smart Ones(R), Betty Crocker(R), Trix(R), Yoplait(R), Colombo(R) and Yoo Hoo(R) brand names pursuant to long-term licensing agreements. In addition, Coolbrands franchises and licenses frozen dessert outlets operated under a Family of Brands including Yogen Fruz(R), I Can't Believe It's Yogurt(R), Bresler's(R), Swensen's(R), Golden Swirl(R), Ice Cream Churn(R), and Java Coast(R) Fine Coffees, with company-owned, franchised and non-traditional partnership locations in approximately 80 countries around the world. Coolbrands' Foodservice Division is a leading manufacturer and supplier of premium soft serve ice cream, frozen yogurt, custard and smoothies to the foodservice industry. The Company also manufactures and sells a full line of quality flavors, chocolate coatings, fudge sauces, powders for chocolate milk, eggnog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

According to its annual report, for the fiscal year ended August 31, 2002, CoolBrands had total assets of $283,662,000 and total revenues of $242,222,000.

About Dreyer's
--------------

Dreyer's manufactures and distributes a full spectrum of ice cream and frozen dessert products. The company's products are marketed under the Dreyer's brand name throughout the western states and Texas, and under the Edy's(R) name throughout the remainder of the United States. Dreyer's (together with Edy's) is the best selling brand of packaged ice cream in the country. Internationally, the Dreyer's brand extends to select markets in the Far East and the Edy's brand to the Caribbean and South America. Brands currently manufactured and distributed by Dreyer's include Grand, Grand Light(R), Homemade, Dreamery(R), Whole Fruit(TM) Sorbet, M&M/Mars, Starbucks(R), Godiva(R) and Healthy Choice(R). For more information on the company, please visit www.dreyersinc.com.

Edy's, the Dreyer's and Edy's logo design, Dreamery, Grand Light, Homemade, Whole Fruit, are all trademarks or tradenames of Dreyer's Grand Ice Cream, Inc. All other trademarks and tradenames are owned by their respective companies.

FORWARD-LOOKING STATEMENTS
--------------------------
Certain statements contained in this press release, conference calls, simultaneous webcasts and audio replays are forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks and uncertainties at the time such statements are made in any SEC filing, press release, conference call or webcast, or are recorded for later audio replay. Such known and unknown risks and uncertainties may cause the company's actual actions or results to differ materially from those contained in the forward-looking statements. Specific factors that might cause such a difference include, but are not limited to, the following: the company's ability to achieve efficiencies in its manufacturing and distribution operations without negatively affecting sales; the cost of energy used in manufacturing and distribution; the cost of dairy raw materials and other commodities used in the company's products; competitors' marketing and promotion responses; market conditions affecting the prices of the company's products; the company's ability to increase sales of its own branded products; and responsiveness of both the trade and consumers to the company's new products and marketing and promotional programs. No assurances can be made that a strategic alliance transaction with Nestle will occur.

Investors and security holders are urged to read the Registration Statement filed by New December, Inc. in connection with the Nestle transaction referenced above. Investors and security holders may obtain a free copy of the Registration Statement and documents filed by Dreyer's with the SEC at the SEC's web site at www.sec.gov.

These documents may also be obtained free of charge from Dreyer's by directing a request to:

                        Dreyer's Grand Ice Cream, Inc.
                        Attn: Investor Relations
                        5929 College Avenue
                        Oakland, California 94618-1391


For further information contact:
Media Contact: Dori Sera Bailey at 510/601-4241
Investor Contact: C. Scott Webster at 510/450-4545